UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-41815

            AngloGold Ashanti plc
(Translation of registrant’s name into English)

Third Floor, Hobhouse Court, Suffolk Street
London SW1Y 4HH
United Kingdom

6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
United States of America
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Enclosure: Dealings in Securities by an Executive Director

AngloGold Ashanti plc
(Incorporated in England and Wales) Registration No. 14654651
LEI No. 2138005YDSA7A82RNU96
ISIN: GB00BRXH2664
CUSIP: G0378L100
NYSE Share code: AU
JSE Share code: ANG
(“AngloGold Ashanti”, “AGA” or the “Company”)

NEWS RELEASE

DEALINGS IN SECURITIES BY AN EXECUTIVE DIRECTOR OF ANGLOGOLD ASHANTI PLC

AngloGold Ashanti plc (the “Company”) (NYSE: AU; JSE: ANG) announces that an Executive Director, Gillian Doran, has dealt in securities of the Company. Following the sale, Ms. Doran continues to hold 51,271 shares and share incentive scheme awards, and another 89,738 shares under the Performance Share Plan that have not yet vested.

Name of Executive Director	Gillian Doran
Name of Company	AngloGold Ashanti plc
Date of transaction	24 November 2025
Nature of transaction	On-market sale of shares
Class of security	Ordinary shares
Number of securities sold	22,033
Price per security	US$82.4727[1]
Value of transaction (excluding fees)	US$1,817,120.26
Nature and extent of interest	Direct, Beneficial
(1)Weighted average price. These shares were sold in multiple transactions at prices ranging from US$82.3200 to US$82.6000 inclusive.

ENDS

London, Denver, Johannesburg
26 November 2025

JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media

Andrea Maxey        +61 08 9435 4603 / +61 400 072 199    amaxey@aga.gold
General inquiries                            media@anglogoldashanti.com

Investors

Andrea Maxey        +61 08 9435 4603 / +61 400 072 199    amaxey@aga.gold
Yatish Chowthee        +27 11 637 6273 / +27 78 364 2080        yrchowthee@aga.gold

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

AngloGold Ashanti plc
Date: 26 November 2025

By:    /s/ C STEAD
Name:    C Stead
Title:    Company Secretary